ADL VENTURES INC.

Financial Statements

For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ADL VENTURES INC.

Opinion

We have audited the financial statements of ADL Ventures Inc. (the "Company"), which comprise:

• the statements of financial position as at December 31, 2019 and 2018;

• the statements of comprehensive loss for the year ended December 31, 2019 and the 307-day period ended December 31, 2018;

• the statements of changes in shareholders’ equity for the year ended December 31, 2019 and the 307- day period ended December 31, 2018;

• the statements of cash flows for the year ended December 31, 2019 and the 307-day period ended December 31, 2018; and

• the notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the year ended December 31, 2019 and the 307-day period ended December 31, 2018 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that the Company incurred a net loss of $74,133 during the year ended December 31, 2019 and, as of that date, the Company has a deficit of $221,599. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises of Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audits of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, and remain alert for indications that the other information appears to be materially misstated.

We obtained the Management’s Discussion and Analysis prior to the date of this auditors' report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditors' report. We have nothing to report in this regard.

	Vancouver	Langley	Nanaimo
	1700 – 475 Howe St	305 – 9440 202 St	201 – 1825 Bowen Rd
	Vancouver, BC V6C 2B3	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111
Smythe LLP | smythecpa.com	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

	Vancouver	Langley	Nanaimo
	1700 – 475 Howe St	305 – 9440 202 St	201 – 1825 Bowen Rd
	Vancouver, BC V6C 2B3	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111
Smythe LLP | smythecpa.com	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors' report is Michelle Chi Wai So.

Chartered Professional Accountants

Vancouver, British Columbia

February 18, 2020

	Vancouver	Langley	Nanaimo
	1700 – 475 Howe St	305 – 9440 202 St	201 – 1825 Bowen Rd
	Vancouver, BC V6C 2B3	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111
Smythe LLP | smythecpa.com	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

ADL VENTURES INC.

Statements of Financial Position

(Expressed in Canadian Dollars)

As at December 31	2019	2018

Assets

Current
Cash and cash equivalents	$460,592	$488,398

Liabilities and Shareholders' Equity

Liabilities

Current
Accounts payable	$65,565	$13,543
Accrued liabilities	-	5,695
	65,565	19,238

Shareholders' Equity

Share capital (note 4)	519,973	519,973
Reserves	96,653	96,653
Deficit	(221,599)	(147,466)

	395,027	469,160

Total Liabilities and Shareholders' Equity	$460,592	$488,398

Approved on behalf of the Board on February 18, 2020 by:

Laurence Rose (signed)

Laurence Rose, Director

Alan Simpson (signed)

Alan Simpson, Director

The accompanying notes are an integral part of these financial statements.

ADL VENTURES INC.

Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	Year Ended,	307-Day Period Ended
	December 31,	December 31,
	2019	2018

Operating Expenses
Regulatory and filing fees	$13,019	$29,881
Professional fees (note 1)	69,951	36,694
General and administrative	304	107
Share-based compensation (note 4)	-	80,784
	$(83,274)	$(147,466)
Other Item
Interest income	9,141	-

Net Loss and Comprehensive Loss	$(74,133)	$(147,466)

Basic and diluted loss per share	$(0.01)	$(0.02)

Weighted average number of shares outstanding	9,100,000	7,930,619

The accompanying notes are an integral part of these financial statements.

ADL VENTURES INC.

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of				Total
	Outstanding				Shareholders'
	Shares	Share Capital	Deficit	Reserves	Equity

Balance, February 27, 2018 (incorporation)	1	$-	$-	$-	$-
Common share cancelled	(1)	-	-	-	-
Shares issued for cash	9,100,000	605,000	-	-	605,000
Share issuance costs	-	(85,027)	-	15,869	(69,158)
Share-based compensation	-	-	-	80,784	80,784
Net loss for the period	-	-	(147,466)	-	(147,466)
Balance, December 31, 2018	9,100,000	$519,973	$(147,466)	$96,653	$469,160
Net loss for the year	-	-	(74,133)	-	(74,133)
Balance, December 31, 2019	9,100,000	$519,973	$(221,599)	$96,653	$395,027

The accompanying notes are an integral part of these financial statements.

ADL VENTURES INC.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year Ended	307-Day Period Ended
	December 31,	December 31,
	2019	2018

Cash Provided by (Used in)

Operating Activities
Net loss	$(74,133)	$(147,466)
Item not affecting cash:
Share-based compensation	-	80,784

Changes to non-cash working capital
Accounts payable and accrued liabilities	46,327	19,238
Net cash used in operating activities	(27,806)	(47,444)

Financing Activities
Proceeds from the issuance of common shares	-	605,000
Share issuance costs	-	(69,158)
Net cash provided by financing activities	-	535,842

Increase (decrease) in cash	(27,806)	488,398
Cash balance, beginning of period	488,398	-
Cash balance, end of period	$460,592	$488,398

Supplemental disclosure of non-cash transactions
Agent options included in share issuance costs	$-	$15,869
Amounts paid for interest	$-	$-
Amounts paid for taxes	$-	$-

Cash and cash equivalents consist of:
Cash	$1,451	$488,398
Guaranteed investment certificate	459,141	-
	$460,592	$488,398

There were no cash investing activities during the year ended December 31, 2019 and the 307-day period ended December 31, 2018.

The accompanying notes are an integral part of these financial statements.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

1. Nature of Operations and Going Concern

ADL Ventures Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on February 27, 2018 and is a capital pool company (“CPC”), as defined in TSX Venture Exchange (“TSX-V”) Policy 2.4 (“Policy 2.4”). The Company’s objective is to identify and evaluate companies, businesses, properties, or assets for acquisition and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder and regulatory approval (the “Qualifying Transaction”).

The Company’s registered office address is Suite 1700 - 666 Burrard Street, Vancouver, British Columbia V6C 2X8 and its principal place of business is Suite 901 - 175 Bloor Street East, North Tower, Toronto, Ontario, M4W 3R8.

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2019, the Company has a deficit of $221,599 (2018 - $147,466). For the year ended December 31, 2019, the Company incurred a net loss of $74,133 (307-day period ended December 31, 2018 - $147,466). There are material uncertainties that may cast significant doubt about the appropriateness of the going concern assumption as the Company has not generated any revenues. The Company’s continuing operations as intended are dependent upon the Company’s ability to complete a Qualifying Transaction within 24 months of being listed on the TSX-V. Such an acquisition will be subject to shareholder and regulatory approval. In the case of a non- arm’s length transaction (as defined in Policy 2.4) a majority of the minority shareholder approval must also be obtained. Should the Company fail to complete a Qualifying Transaction, its ability to raise sufficient financing to maintain operations may be impaired, and accordingly, the Company may be unable to realize the carrying value of its net assets. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

On August 13, 2019, the Company announced that it entered into a binding letter of intent with Real Technology Broker Ltd. (“Real”) a private company incorporated under the laws of Israel, whereby the Company will acquire all of the issued and outstanding securities of Real by way of a share exchange, arrangement, amalgamation or similar transaction to ultimately form the resulting issuer who will continue on the business of Real. The Company intends that the transaction will constitute its Qualifying Transaction, as such term is defined in the policies of the TSX-V. During the year ended December 31, 2019, the Company incurred $34,746 (307-day period ended December 31, 2018 - $nil) in legal fees relating to the proposed Qualifying Transaction.

2. Basis of Presentation

(a) Statement of compliance

These financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements of the Company for the year ended December 31, 2019 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 18, 2020.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

2. Basis of Presentation (Continued)

(b) Basis of presentation

These financial statements have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit or loss, which are stated at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

3. Significant Accounting Policies

(a) Financial instruments

(i) Financial assets

Initial recognition and measurement

On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured initially at fair value less, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A financial asset is measured at amortized cost if it meets the conditions that:

i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows;

ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and

iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are carried in the statement of financial position at fair value with changes in fair value therein, recognized in profit or loss. The Company classifies cash and cash equivalents as fair value through profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance.

There are no financial assets classified as measured at amortized cost.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

3. Significant Accounting Policies (Continued)

(a) Financial instruments (Continued)

(ii) Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets is derecognized when:

• the contractual rights to receive cash flows from the asset have expired; or

• the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset; or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(iii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest- related charges are reported in profit or loss within interest expense, if applicable. The Company’s financial liabilities included accounts payable and accrued liabilities.

(iv) Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

• Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 - Inputs for assets or liabilities that are not based on observable market data.

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these instruments.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash and guaranteed investments certificates that are readily convertible to known amounts of cash with original maturities of 12 months or less.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

3. Significant Accounting Policies (Continued)

(c) Common shares

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(d) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is antidilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(e) Income taxes

Tax provisions are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This requires the application of judgment as to the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognized in income in the period in which the change occurs.

Deferred tax assets or liabilities, arising from temporary differences between the tax and accounting values of assets and liabilities, are recorded based on tax rates expected to be enacted when these differences are reversed. Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recovered. This involves an assessment of when those deferred tax assets are likely to be realized, and a judgment as to whether there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets, as well as in the amounts recognized in income in the period in which the change occurs.

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in income both in the period of change, which would include any impact on cumulative provisions, and in future periods.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

3. Significant Accounting Policies (Continued)

(f) Share-based compensation

The Company records all share-based compensation at fair value. Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized through profit or loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. When the value of goods or services received in exchange for the share-based compensation cannot be reliably estimated, the fair value is measured by use of a valuation model.

Options and warrants issued as consideration in connection with common share placements are recorded at their fair value on the date of issuance as share issuance costs. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options expected to vest. On the exercise of stock options, agent options and warrants, share capital is recorded for the consideration received and for the fair value amounts previously recorded to share-based compensation reserve. The Company uses the Black-Scholes option pricing model to estimate the fair value of share- based compensation.

(g) Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may vary from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amounts of assets and liabilities within the next financial year. Critical accounting estimates include, but are not limited to, the following:

Income tax

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make estimates in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

3. Significant Accounting Policies (Continued)

(g) Use of estimates and judgments (continued)

Share-based compensation

The fair value of stock options granted and compensatory warrants is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends and the risk-free rate. The Company estimates volatility based on historical share price of comparable companies, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities’ expected share price volatility. The expected life of the options is based on historical experience and general option holder behavior. Dividends were not taken into consideration as the Company does not expect to pay dividends. Management also makes an estimate of the number of options that will forfeit and the rate is adjusted to reflect the actual number of options that actually vest.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include, but are not limited to, the following:

Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties exist related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

Changes in accounting policies – Leases

The Company adopted the requirements of IFRS 16 effective January 1, 2019. This new standard replaces IAS 17 Leases and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current accounting for finance leases, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting will be substantially changed. As at January 1, 2019, the Company held no leases and therefore no adjustment was required.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

4. Share Capital

(a) Authorized - Unlimited number of common shares without par value.

(b) Issued and outstanding

The Company issued 6,100,000 founders’ common shares which are held in escrow following the Company’s initial public offering. The escrowed shares were issued for $0.05 per share to officers and directors of the Company for total proceeds of $305,000. These shares will be released pro rata to the shareholders as to 10% upon issuance of the Final Exchange Bulletin in accordance with Policy 2.4, with the remainder being released in six equal tranches of 15% every six months thereafter for a period of 36 months.

On June 25, 2018, the Company successfully completed its initial public offering of 3,000,000 common shares at a price of $0.10 resulting in gross proceeds of $300,000 and received Final Exchange Bulletin. The Company incurred $85,027 of share issuance costs, including agent options valued at $15,869 (note 4c). Pursuant to the polices of the TSX-V, the proceeds raised from the issuance of common shares may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds from the issuance of shares or $210,000 may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply until completion of the Qualifying Transaction by the Company as defined under the policies of the TSX-V. Upon completion of the Offering, the Company had 9,100,000 common shares issued and outstanding, which common shares commenced trading on the TSX-V under the symbol "AVI.P".

No shares were issued during the year ended December 31, 2019.

(c) Agents’ options

The following table summarizes the Company’s agent options activity:

		Weighted
	Number of	Average
	Agents’ Options	Exercise Price
Balance, February 27, 2018 (incorporation)	-	-
Granted	300,000	$0.10
Balance, December 31, 2018 and December 31, 2019	300,000	$0.10

Pursuant to an Agency Agreement between the Company and PI Financial Corp. (the “Agent”), the Agent was granted non-transferable agent options to purchase up to 300,000 common shares at a price of $0.10 per common share, exercisable for a period of 24 months from June 25, 2018. As at December 31, 2019, the weighted average remaining life of the outstanding agent options is 0.48 years (2018 - 1.48 years).

The weighted average fair value of the agent options was estimated at approximately $0.05 per option at the grant date using the Black-Scholes Pricing Model using the following assumptions: no expected dividends to be paid; volatility of 100% based on industry standard for comparable companies without a historical volatility; risk-free interest rate of 1.77%; and expected life of 2 years.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

4. Share Capital (Continued)

(d) Stock options

The Incentive Stock Option Plan provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with TSX-V requirements, grant to directors, officers and technical consultants to the Company, non-transferable options to purchase common shares, exercisable for a period of up to ten years from the date of grant, provided that, until the completion of the Qualifying Transaction the number of common shares reserved for issuance shall not exceed 900,000. Options granted to any optionee that does not continue as a director, officer, technical consultant or employee of the Company may be exercised the greater of 12 months after the completion of the Qualifying Transaction and 90 days following the cessation of the optionee’s position with the Company, provided that if the cessation of office, directorship or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

Pursuant to Policy 2.4 of the TSX-V, prior to the completion of the Qualifying Transaction, certain additional restrictions respecting the grant of stock options apply to the Company:

• The total number of common shares reserved under option for issuance may not exceed 10% of the common shares outstanding as at the closing of the Initial Public Offering (“IPO”). The number of common shares reserved under option for issuance to any individual director or officer may not exceed 5% of the common shares outstanding after closing of the IPO.

• Other than directors and officers, options may only be issued to technical consultants required to assist the Company in reviewing potential Qualifying Transactions. The number of common shares reserved under option for issuance to all technical consultants may not exceed 2% of the common shares to be outstanding after closing of the IPO.

• Options may not be issued to any persons providing investor relations, promotion or market making services.

The following is a summary of changes in stock options from February 27, 2018 (incorporation) to December 31, 2019:

	Number	Weighted Average
	of Options	Exercise Price

Balance, February 27, 2018 (incorporation)	-	-
Granted	900,000	$0.10
Balance outstanding and exercisable, December 31, 2018 and December 31, 2019	900,000	$0.10

On June 25, 2018, the Company granted 900,000 stock options with an exercise price of $0.10 per share and expiry date of June 25, 2028. These stock options were vested immediately. As at December 31, 2019, the weighted average remaining life of the outstanding agent options is 8.49 years (2018 – 9.49 years).

The weighted average fair value of the options was estimated at approximately $0.09 per option at the grant date using the Black-Scholes Pricing Model using the following assumptions: no expected dividends to be paid; volatility of 100% based on industry standard for comparable companies without a historical volatility; risk- free interest rate of 2.09%; and expected life of 10 years.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

4. Share Capital (Continued)

Total share-based compensation recorded during the year ended December 31, 2019 was $nil (307-day period ended December 31, 2018 - $80,784).

5. Financial Instruments

Fair value

As at December 31, 2019, the Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values because of their current nature.

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS

13 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk for the Company is associated with its cash and cash equivalents. The Company is not exposed to significant credit risk as its cash and cash equivalents is placed with a major Canadian financial institution.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. At December 31, 2019, the Company has sufficient funds to meet its obligations of $65,565 (2018 - $19,238). The Company’s accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

(c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant market risk.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

6. Capital Management

The Company is actively looking to acquire an interest in a business or assets and this involves a high degree of risk. The Company has not determined whether it will be successful in its endeavours and does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of common shares. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid.

7. Related Party Transactions

Related parties include the Board of Directors, close family members and enterprises which are controlled by these individuals as well as persons performing similar functions.

During the year ended December 31, 2019, share-based compensation for stock options of $nil (307-day period ended December 31, 2018 - $80,784) was granted to officers and directors of the Company. There was no other remuneration paid to key management personnel during the period.

8. Income Taxes

The following table reconciles the amount of income tax expense on application of the combined statutory Canadian federal and provincial income tax rates:

	2019	2018
Net loss for the year	$(74,133)	$(147,466)
Statutory rates	27.00%	26.00%
Income tax recovery at statutory rate	(20,016)	(38,341)
Items not deducted for income tax purposes	-	21,121
Effect of change in tax rates	(1,354)	-
Under(over)provided in prior years	(122)	-
Unused tax losses and tax offsets not recognized	21,492	17,220
Income tax expense	$-	$-

The Company recognizes tax benefits on losses or other deductible amounts generated where it is probable the Company will generate future taxable income to be able to utilize those tax assets. The Company’s unused tax losses for which no deferred tax asset is recognized is approximately $209,000.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

8. Income Taxes (Continued)

The Company has non-capital losses for Canadian tax purposes of approximately $168,000 available for carry- forward to reduce future years’ taxable income and will expire in 2038 and 2039. The Company also has deductible share issuance costs of approximately $41,000.